UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Teledyne Technologies Incorporated
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-15295 (Commission File Number)	25-1843385 (I.R.S. Employer Identification No.)

1049 Camino Dos Rios Thousand Oaks, California (Address of principal executive offices)	91360 (Zip Code)

Melanie S. Cibik, (805) 373-4545
(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Teledyne Technologies Incorporated (the “Company”) has determined that columbite-tantalite (tantalum), casserite (tin), gold or wolframite (tungsten) (“conflict minerals”) are necessary to the functionality or production of the products manufactured by Company or contracted by the Company to be manufactured. The Company conducted a reasonable country of origin inquiry to determine whether in the 2013 calendar year the conflict minerals necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). After the reasonable country of origin inquiry the Company had reason to believe that its necessary conflict minerals may have originated in the Covered Countries and had reason to believe that they may not be from recycled or scrap sources. As a result, the Company conducted due diligence on the source and chain of custody of those conflict minerals as described in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD. A copy of the Conflict Minerals Report also can be found on the Company’s website at http://teledyne.com/aboutus/ethics.asp.

Item 1.02. Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Item 2.01. Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TELEDYNE TECHNOLOGIES INCORPORATED

By:    /s/ Melanie S. Cibik

Melanie S. Cibik
Senior Vice President, General Counsel and Secretary

Dated May 29, 2014